STAR ENERGY CORP.
317 Madison Avenue
21st Floor
New York, NY 10017
Tel. (212) 500-5006
Fax (212) 968-7691

May 23, 2007

FILED BY EDGAR WITH ACCOMPANYING FAX COPY

Mr. Karl Hiller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Star Energy Corporation Form 8-K filed May 11, 2007 File No. 0-29323

Mr. Hiller:

We are writing in response to the comments to the Form 8-K filed on May 11, 2007 made in a letter from you dated May 15, 2007 to Star Energy Corporation (the “Company”). The Company’s responses to the comments are set forth below and are keyed to the numbering of the comments contained in your letter. For ease of reference, we have reproduced your comments in italics below. Attached to this letter, we have also provided you a copy of an amended Form 8-K which will be filed by the Company once we have cleared Staff comments.

1.	We note that the event date of your report is March 12, 2007, corresponding to the date that you entered into a memorandum of understanding to acquire Anglo-Ukra Energy. Please disclose the date that you were advised that the financial statements of Volga-Neft which you filed in the Form 8-K/A on December 8, 2006 should no longer be relied upon, and identify the individual or firm advising you of this problem. Also disclose the date that RSM Top-Audit advised you that it had not audited the financial statements of this entity; and the date of your dismissing this firm of its audit responsibilities for your Volga-Neft subsidiary. Finally, disclose the date that you determined the financial statements of this entity should no longer be relied upon, which appears to have occurred after you were advised by the other party, and describe the procedures that you performed in evaluating the information obtained and making this determination.

In response to this comment, the Company, in its amended Form 8-K, has provided a more detailed timeline of the events leading up to the Company’s determination that the financial statements for Volga-Neft should not be relied upon. The Company also has provided additional disclosure regarding the parties and procedures involved in that determination.

2.	You state that your subsidiary, Volga-Neft, dismissed RSM Top-Audit on May 1, 2007. Please amend to include all the specified disclosures of Regulation S-B required by Item 304(a)(1) including the following:

•

State whether the accountant’s report issued by RSM Top-Audit contained an adverse opinion or a disclaimer of opinions or was qualified or modified as to uncertainty, audit scope, or accounting principles.

U.S. Securities and Exchange Commission

May 23, 2007

•	Disclose whether the decision to change accountants was recommended or approved by the audit committee (or its alternative).

•

State whether during the two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

The Company has provided the requested information in its amended Form 8-K.

3.	Please obtain and file as Exhibit 16, a letter from the former accountant stating whether the former accountant agrees with your statements, or the extent to which the accountant does not agree, to comply with Item 304(a) of Regulation S-B. Also obtain and file as Exhibit 16, a letter from present accountant stating whether the present accountant agrees with your statements, or the extent to which the accountant does not agree, to comply with Item 4.02(c) of Form 8-K.

The Company has requested a letter from RSM Top-Audit, the former accountant on the Volga-Neft financial statements and is currently awaiting a reply. A copy of the request letter is enclosed. If a reply to the Company’s request is received in writing from RSM Top-Audit, the Company will file a copy as an exhibit to an amended Form 8-K.

As previously discussed by our counsel with Ms. Mohammed, we do not believe it is appropriate for the Company to obtain a letter from Kramer Weisman, the present accountant auditing the Volga-Neft financial statements, as to whether Kramer Weisman agrees with the statements made in the Form 8-K/A. Kramer Weisman was retained on the date the Company dismissed Top-Audit, was not involved in the previous audit of Volga-Neft or in the determination that the financial statements should not be relied upon, and is not familiar with the events leading to that determination. As a result, we do not believe that a letter from Kramer Weisman would provide additional material disclosure to investors and have not requested such a letter.

4.	You state that you determined that the previous filed financial statement of Volga-Neft, contained in the December 8, 2006 Form 8-K/A, should not be relied upon. You also state that you were advised by others that these financial statements should not be relied upon. Please revise to include all the disclosures required under Item 4.02(a) and (b) of Form 8-K, including:

•	Dates of your conclusion and of being advised;

•	Financial statement years and periods that should no longer be relied upon;

•	Brief description of the facts underlying your conclusion; and

U.S. Securities and Exchange Commission

May 23, 2007

•	Brief description of the information provided by the accountant;

•	Statement of whether the audit committee (or its alternative) discussed the matter with the company’s independent accountant.

As referenced in the Company’s response to comment 1, the Company has amended its Form 8-K to provide additional disclosure regarding the events leading to its determination that the financial statements for Volga-Neft should not be relied upon. The Company believes this further disclosure addresses the Staff’s concerns raised in this comment.

If you require any further information concerning this matter, please contact me at (212) 500-5006 or our counsel, Richard F. Langan, Jr. of Nixon Peabody LLP at (212) 940-3140.

Very truly yours,

STAR ENERGY CORPORATION

By:	/s/ Patrick J. Kealy
Patrick J. Kealy
President and CEO

Enc.
cc:	Richard F. Langan, Jr.
Nixon Peabody LLP

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2007

STAR ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	000-29323	87-0643634
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

317 Madison Avenue

New York, New York 10017

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (212) 500-5006

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the reporting obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 of the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) Exchange Act

ITEM 4.01	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The information in Item 4.02 to this current report on Form 8-K is incorporated by reference into this Item 4.01.

ITEM 4.02	NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REPORT

Star Energy Corporation (the “Company”) has been advised that financial statements previously filed by the Company for its recently acquired subsidiary, Volga-Neft Limited Company (“Volga-Neft”), should no longer be relied upon. The financial statements for Volga-Neft were filed in the Company’s December 8, 2006 Form 8-K/A in connection with its acquisition of Volga-Neft. These financial statements pertain to the audited balance sheets of Volga-Neft as of October 6, 2006 and December 31 2005, and the related statements of income, stockholders’ equity, and cash flows for the period and year ended October 6, 2006 and December 31, 2005. RSM Top-Audit provided the audited financial statements for Volga-Neft in connection with that transaction. During the course of the Company’s audit for 2006, the Company’s independent auditors requested certain documentation from RSM Top-Audit regarding the financial statements for Volga-Neft. After delays in obtaining the appropriate information, the Company and its independent auditors were informed by a representative of RSM Top-Audit in Moscow on April 13, 2007 that RSM Top-Audit had not audited the financial statements of Volga-Neft, including the financial information that was filed by the Company in its December 8, 2006 Form 8-K/A. On April 14, 2007, in response to an email by the Company requesting clarification of the April 13 correspondence, RSM Top-Audit telephoned the Company’s auditors and stated that the April 13 correspondence was incorrect and that RSM Top-Audit performed the audit of the Volga-Neft financial statements. After additional correspondence from the Company requesting further clarification of the status of the audit, on April 18, 2007, the Company received a letter from RSM Top-Audit stating that RSM Top-Audit had not audited the Volga-Neft financial statements. On April 20, 2007, in response to Company correspondence, RSM Top-Audit provided an additional letter to the Company reaffirming the statements made in the April 18 letter. Between April 20 and May 1, the Company and its advisors attempted to discuss these matters with RSM Top-Audit, but were unable to consult directly with the personnel responsible for the audit of Volga-Neft. As a result of the foregoing events, the Company determined on May 1 that the previously filed financial statements of Volga-Neft contained in the December 8, 2006 Form 8-K/A should not be relied upon. This determination was made after reviewing the prior correspondence from RSM Top-Audit and after consulting with Company’s counsel, its independent auditor, and approval of the audit committee. Although the Company’s audit committee did not directly discuss these matters with the Company’s independent auditor, members of senior management kept the audit committee fully apprised of their ongoing discussions with the Company’s independent auditor. On May 1, 2007 Volga-Neft dismissed RSM Top-Audit and hired Kramer Weisman and Associates, LLP, an independent auditor registered with the Public Company Accounting Oversight Board, to audit its financial statements, and a report is expected to be provided to the Company when complete. The Company anticipates receipt of the audit report from Kramer Weisman and Associates, LLP during May 2007.

The accountant’s report for RSM Top-Audit did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the past two fiscal years there were no disagreements by the Company with RSM Top-Audit on any matter of accounting principle or practice, financial disclosure, or auditing scope or procedure, which if not resolved would have caused RSM Top-Audit to make reference to the subject matter of the disagreements in connection with its audit report. The Company does not have sufficient basis to make a statement as to whether, during the past two fiscal years there were no disagreements by Volga-Neft with RSM Top-Audit on any matter of accounting principle or practice, financial disclosure, or auditing scope or procedure, which if not resolved would have caused RSM Top-Audit to make reference to the subject matter of the disagreements in connection with its audit report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STAR ENERGY CORPORATION (Registrant)

Date: May 23, 2007	By:	/s/ Patrick J. Kealy
Patrick J. Kealy President and CEO

STAR ENERGY CORP.
317 Madison Avenue
21st Floor
New York, NY 10017
Tel. (212) 500-5006
Fax (212) 968-7691

May 22, 2007

Ms. Elena Loss

Managing Partner

RSM Top-Audit

Bldg. 2, 54 Bolshaya Ordynka St.

Moscow 119017, Russia

RE:	Audit of Volga-Neft Financial Statements

Dear Ms. Loss:

Star Energy Corporation (“Star Energy”) is in the process of preparing a report required pursuant to the U.S. Securities Exchange Act of 1934. Due to recent communications between your firm and Star Energy, on May 11, 2007 Star Energy filed a Form 8-K with the Securities and Exchange Commission (“SEC”) to disclose that the financial statements for its subsidiary, Volga-Neft Limited Company (“Volga-Neft”), provided in its Form 8-K/A filed December 8, 2006, could no longer be relied upon.

Star Energy intends to file the enclosed disclosures in a Form 8-K/A with the SEC. We are writing to request that you review the statements made in the Form 8-K/A and furnish Star Energy a letter addressed to the SEC stating whether RSM Top-Audit agrees with the statements made and, if not, the respects in which you do not agree. A copy of your letter will be filed with the Form 8-K/A pursuant to Item 304(a) of Regulation S-B. We request your response within five business days.

Please contact me at (212) 500-5006 or our counsel, Richard F. Langan, Jr. at (212) 940-3140 with any questions regarding this request. Thank you in advance for your cooperation with this request.

Sincerely,

Patrick J. Kealy
President and CEO

Enc.
cc:	Richard F. Langan, Jr., Esq.
Nixon Peabody LLP

ITEM 4.02	NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REPORT

Star Energy Corporation (the “Company”) has been advised that financial statements previously filed by the Company for its recently acquired subsidiary, Volga-Neft Limited Company (“Volga-Neft”), should no longer be relied upon. The financial statements for Volga-Neft were filed in the Company’s December 8, 2006 Form 8-K/A in connection with its acquisition of Volga-Neft. These financial statements pertain to the audited balance sheets of Volga-Neft as of October 6, 2006 and December 31 2005, and the related statements of income, stockholders’ equity, and cash flows for the period and year ended October 6, 2006 and December 31, 2005. RSM Top-Audit provided the audited financial statements for Volga-Neft in connection with that transaction. During the course of the Company’s audit for 2006, the Company’s independent auditors requested certain documentation from RSM Top-Audit regarding the financial statements for Volga-Neft. After delays in obtaining the appropriate information, the Company and its independent auditors were informed by a representative of RSM Top-Audit in Moscow on April 13, 2007 that RSM Top-Audit had not audited the financial statements of Volga-Neft, including the financial information that was filed by the Company in its December 8, 2006 Form 8-K/A. On April 14, 2007, in response to an email by the Company requesting clarification of the April 13 correspondence, RSM Top-Audit telephoned the Company’s auditors and stated that the April 13 correspondence was incorrect and that RSM Top-Audit performed the audit of the Volga-Neft financial statements. After additional correspondence from the Company requesting further clarification of the status of the audit, on April 18, 2007, the Company received a letter from RSM Top-Audit stating that RSM Top-Audit had not audited the Volga-Neft financial statements. On April 20, 2007, in response to Company correspondence, RSM Top-Audit provided an additional letter to the Company reaffirming the statements made in the April 18 letter. Between April 20 and May 1, the Company and its advisors attempted to discuss these matters with RSM Top-Audit, but were unable to consult directly with the personnel responsible for the audit of Volga-Neft. As a result of the foregoing events, the Company determined on May 1 that the previously filed financial statements of Volga-Neft contained in the December 8, 2006 Form 8-K/A should not be relied upon. This determination was made after reviewing the prior correspondence from RSM Top-Audit and after consulting with Company’s counsel, its independent auditor, and approval of the audit committee. Although the Company’s audit committee did not directly discuss these matters with the Company’s independent auditor, members of senior management kept the audit committee fully apprised of their ongoing discussions with the Company’s independent auditor. On May 1, 2007 Volga-Neft dismissed RSM Top-Audit and hired Kramer Weisman and Associates, LLP, an independent auditor registered with the Public Company Accounting Oversight Board, to audit its financial statements, and a report is expected to be provided to the Company when complete. The Company anticipates receipt of the audit report from Kramer Weisman and Associates, LLP during May 2007.

The accountant’s report for RSM Top-Audit did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the past two fiscal years there were no disagreements by the Company with RSM Top-Audit on any matter of accounting principle or practice, financial disclosure, or auditing scope or procedure, which if not resolved would have caused RSM Top-Audit to make reference to the subject matter of the disagreements in connection with its audit report. The Company does not have sufficient basis to make a statement as to whether, during the past two fiscal years there were no disagreements by Volga-Neft with RSM Top-Audit on any matter of accounting principle or practice, financial disclosure, or auditing scope or procedure, which if not resolved would have caused RSM Top-Audit to make reference to the subject matter of the disagreements in connection with its audit report.